UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

BECKMAN COULTER, INC.

(Name of Subject Company)

BECKMAN COULTER, INC.

(Names of Person(s) Filing Statement)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

075811109

(CUSIP Number of Class of Securities)

Arnold A. Pinkston

Senior Vice President, General Counsel and Secretary

Beckman Coulter, Inc.

250 S. Kraemer Boulevard

Brea, California 92821

(714) 961-6355

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Attention Managers & Supervisors: Update on Danaher Transaction

This bulletin is to provide you with information about the Danaher acquisition that is being publicly disclosed. The “Current Report on Form 8-K,” including a copy of the Agreement and Plan of Merger, was filed with the Securities and Exchange Commission earlier today. Any of our SEC filings are available from the Investor Relations portion of our public website.

In addition, a new round of frequently asked questions is now available on the SharePoint site Especially for Managers under the Danaher Acquisition folder. The text of those questions is below. Tomorrow, we will send a News to Share announcement to all employees with a link to a new page on Odyssey where today’s FAQs, as well as the ones you received earlier this week, will be available.

Will Beckman Coulter employees be transitioned to Danaher’s benefit plans?

Upon closing, you will continue to participate in your current health, welfare and retirement benefits. It is anticipated that in future years, transitions will take place for some plans. At this time no decisions have been made and timing of these transitions have not yet been determined. More information will be shared as it becomes available.

Will the U.S. Pension Plan continue after the sale?

The Pension Plan will be evaluated along with other benefit programs. At the present time, there is no specific plan to end the Pension Plan.

Will the defined benefit pension plans outside of the U.S. continue after the sale?

These plans will be evaluated along with other benefit programs. At the present time, there is no specific plan to end any of these pension plans.

Does Danaher intend to change Beckman Coulter’s sales or service incentive compensation plans?

No, Danaher has indicated it does not intend to change Beckman Coulter’s incentive compensation plans for 2011.

How will 2011 bonuses be handled and will the bonus programs change after the acquisition is completed?

2011 bonuses will be paid according to the terms of the current Beckman Coulter bonus programs which will be communicated by management in the usual manner.

Will the U.S. Retiree Medical Plan continue after the sale?

The retiree medical plan will be evaluated along with other benefit programs. At this time, there are no specific plans to change or modify the retiree medical plan for current or future participants. As a result of healthcare reform, we do expect that companies will make changes to these types of plans as healthcare delivery changes. In the event the retiree medical plan is discontinued, Danaher has agreed to provide participants with a subsidy or payment that provides comparable value.

Will the Employees’ Stock Purchase Plan (ESPP) continue after the sale? Does Danaher have a stock purchase plan?

No, the ESPP will not continue after the sale. Danaher does not have a stock purchase plan for its employees.

Will the company name (Beckman Coulter) remain intact? Will our logo stay the same?

Yes, the business will continue to be known as Beckman Coulter and the logo will not change. The name and brand recognition are part of the value of the acquisition. Most Danaher businesses operate under their pre-acquisition brand name:

•	Fluke was acquired in 1998
•	Radiometer was acquired in 2004
•	Leica Microsystems was acquired in 2005
•	Molecular Devices was acquired in 2010

Danaher has stated they recognize the value of the franchise and called Beckman Coulter an “iconic brand”.